Exhibit 2

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda
N E W S  •  N E W S  •  N E W S  •  N E W S  •  N E W S
Stratus Technologies Bermuda Holdings Ltd. Announces
Financial Results for Fourth Quarter and Fiscal 2011
Bermuda, May 25, 2011 - Stratus Technologies Bermuda Holdings Ltd.(together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today filed its annual report with the United States Securities and Exchange Commission on Form 20-F for the fiscal year ended February 27, 2011.
For the fourth quarter ended February 27, 2011, total revenue was $52.0 million, a decrease of $0.9 million or 1.7% as compared to the $52.9 million in the fourth quarter ended February 28, 2010. Profit from operations was $7.8 million compared to $8.4 million for the same period last year. The fourth quarter’s profit from operations includes restructuring charges of $1.6 million related to the transition of our logistics operations to Dublin, Ireland in February 2011 compared to restructuring charges of $1.8 million for the same period last year. For the fourth quarter, the net loss was $4.7 million compared to net income of $3.1 million for the same period last year. The fourth quarter’s net loss from operations includes net interest expense of $11.7 million compared to $5.4 million for the same period last year. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $12.1 million compared to $13.5 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statement of Operations.”
For the year ended February 27, 2011, total revenue was $206.2 million, an increase of $1.8 million or 0.9% compared to $204.4 million for the prior fiscal year. Annual profit from operations increased to $38.8 million compared to $31.2 million for the same period last year. Fiscal 2011 results include net restructuring charges of $1.7 million as compared to $1.5 million in the same period last year as well as a gain on sale of subsidiary of $3.7 million as compared to a gain of $0.8 million in the same period last year. This gain on sale of subsidiary was related to the sale of our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (“Emergent Business”) in January 2009. Net loss for the year was $11.9 million compared to net income of $6.6 million for the same period last year. Fiscal 2011’s net loss includes net interest expense of $43.6 million compared to $24.8 million for the year ended February 28, 2010. Adjusted EBITDA for the year ended February 27, 2011 was $49.2 million compared to $53.0 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statement of Operations.”
Fourth Quarter Results Conference Call
A conference call to review fourth quarter financial results will be held tomorrow, May 26, 2011 at 1:30 p.m. Eastern Time and may be accessed by calling 877-941-9205 (U.S. only) or 480-629-9692 with a conference ID of 4442561. A recording of this conference call will be available at this same number for 30 days.

About Stratus
Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.
Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.
# # #
Stratus, ftServer, Continuum, ActiveService, CALM and Stratus Avance are trademarks or registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.
Investor Relations Contact
Robert C. Laufer
Senior Vice President, CFO
Stratus Technologies
978-461-7343
bob.laufer@stratus.com
© 2011 Stratus Technologies Bermuda Ltd. All rights reserved.
Stratus®, ftServer®, Continuum®, ActiveService™, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
For the fiscal three-month periods ended February 27, 2011 and February 28, 2010
Unaudited
(In thousands)

	February 27, 2011	February 28, 2010
REVENUE
Product	$18,269	$19,068
Service	33,732	33,814

Total revenue	52,001	52,882

COST OF REVENUE
Product	8,171	8,243
Service	14,173	15,293

Total cost of revenue	22,344	23,536

Gross profit	29,657	29,346

OPERATING EXPENSES
Research and development	6,955	7,321
Sales and marketing	7,817	7,445
General and administrative	5,140	4,572
Amortization of intangibles	—	478
Restructuring charges	1,639	1,825
(Gain) on sale of subsidiary	—	(900)
Management fees	300	175

Total operating expenses	21,851	20,916

Profit from operations	7,806	8,430
Interest income	7	418
Interest (expense)	(11,657)	(5,770)
Other (expense) income, net	(172)	564

(Loss) income before income taxes	(4,016)	3,642
Provision for income taxes	693	496

Net (loss) income	$(4,709)	$3,146

EBITDA TABLE:
Net (loss) income	$(4,709)	$3,146
Add:
Interest expense, net	11,650	5,352
Provision for income taxes	693	496
Depreciation and amortization	2,041	2,613

EBITDA (1)	9,675	11,607

Add(deduct)
Restructuring (a)	1,639	1,825
Stock-based compensation expense (b)	96	182
Management fees (c)	300	175
(Gain) on sale of subsidiary (d)	—	(900)
Reserves (e)	188	330
Other expense, net (g)	191	304

Adjusted EBITDA (1)	$12,089	$13,523

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
For the fiscal twelve-month periods ended February 27, 2011 and February 28, 2010
(In thousands)

	February 27, 2011	February 28, 2010
REVENUE
Product	$71,104	$66,714
Service	135,091	137,699

Total revenue	206,195	204,413

COST OF REVENUE
Product	32,892	30,011
Service	58,359	61,566

Total cost of revenue	91,251	91,577

Gross profit	114,944	112,836

OPERATING EXPENSES
Research and development	27,469	30,280
Sales and marketing	29,643	28,867
General and administrative	19,847	19,193
Amortization of intangibles	52	1,975
Restructuring charges	1,694	1,484
(Gain) on sale of subsidiary	(3,655)	(818)
Management fees	1,117	700

Total operating expenses	76,167	81,681

Profit from operations	38,777	31,155
Interest income	80	461
Interest (expense)	(43,728)	(25,307)
Loss on extinguishment of debt	(3,751)	—
Other (expense) income, net	(1,751)	1,920

(Loss) income before income taxes	(10,373)	8,229
Provision for income taxes	1,520	1,584

Net (loss) income	$(11,893)	$6,645

EBITDA TABLE (Unaudited):
Net (loss) income	$(11,893)	$6,645
Add:
Interest expense, net	43,648	24,846
Provision for income taxes	1,520	1,584
Depreciation and amortization	9,147	12,580

EBITDA (1)	42,422	45,655

Add(deduct)
Restructuring (a)	1,694	1,484
Stock-based compensation expense (b)	468	3,975
Management fees (c)	1,117	700
(Gain) on sale of subsidiary (d)	(3,655)	(818)
Reserves (e)	959	1,715
Loss on extinguishment of debt (f)	3,751	—
Other expense, net (g)	2,407	244

Adjusted EBITDA (1)	$49,163	$52,955

(1) EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates. Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility. Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flow included in our financial statements.
(a) In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2011 and 2010. These programs were designed to streamline our business model and centralize certain functions. In the fourth quarter of fiscal 2011 and the fourth quarter of fiscal 2010, we recorded restructuring charges consisting of $1.6 million and $1.8 million, respectively, for severance and fringe benefits. In fiscal 2011, we recorded restructuring charges consisting of $1.7 million for severance and fringe benefits. In fiscal 2010, we recorded net restructuring charges of $1.5 million. This consisted of $1.8 million for severance and fringe benefits and a non-cash restructuring charge credit of $0.3 million to release a previously recorded liability due to an expiration of a statute of limitations.
(b) In the fourth quarter of fiscal 2011 and the fourth quarter of fiscal 2010, we recorded non-cash stock-based compensation expense charges of $0.1 million and $0.2 million, respectively, relating to share based payments to employees. In fiscal 2011, we recorded non-cash stock-based compensation expense charges of $0.5 million relating to share based payments to employees. In fiscal 2010, we recorded non-cash stock-based compensation expense charges of $3.5 million relating to the grant of new fully vested employee stock options and the re-pricing of certain other employee stock options and $0.5 million relating to share based payments to employees.
(c) On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million. On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis.
(d) As a result of the sale of our Emergent Business in January 2009, we recorded a gain on the sale in the fourth quarter of fiscal 2010 of $0.9 million. The gain on the sale in fiscal 2011 and fiscal 2010 was $3.7 million and $0.8 million, respectively.
(e) In the fourth quarter of fiscal 2011 and fiscal 2010, we incurred $0.2 million and $0.3 million of non-cash inventory write downs, respectively. In fiscal 2011 and fiscal 2010, we incurred $1.0 million and $1.7 million of non-cash inventory write downs, respectively.
(f) In fiscal 2011 we recorded $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.
(g) In the fourth quarter of fiscal 2011, we recorded other expense, net of $0.2 million, primarily consisting of bank fees. In the fourth quarter of fiscal 2010, we recorded other expense, net, of $0.3 million, primarily consisting of $0.1 million bank fees, and $0.6 million of net miscellaneous expenses and non-recurring charges, offset by $0.4 million of net foreign currency gains.
In fiscal 2011, we recorded other expense, net of $2.4 million, primarily consisting of $0.6 million bank fees, $0.9 million of net foreign currency losses and $0.6 million of net miscellaneous expenses and non-recurring charges. In addition, we recorded a $0.3 million loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.
In fiscal 2010, we recorded other expense, net, of $0.2 million, primarily consisting of $0.5 million bank fees and $0.6 million of net miscellaneous expenses and non-recurring charges, offset by $0.8 million of net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
As of February 27, 2011 and February 28, 2010
(In thousands)

	February 27, 2011	February 28, 2010
ASSETS
Current assets:
Cash and cash equivalents	$28,100	$56,768
Accounts receivable, net	38,079	41,417
Inventory	7,485	6,525
Deferred income taxes	1,440	1,200
Prepaid expenses and other current assets	4,370	5,420

Total current assets	79,474	111,330

Property and equipment, net	13,695	16,841
Intangible assets, net	3,438	3,598
Goodwill	9,584	9,544
Deferred income taxes	1,803	1,723
Deferred financing fees	10,993	2,983
Other assets	4,867	4,251

Total assets	$123,854	$150,270

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$25,000
Accounts payable	7,291	7,789
Accrued expenses	25,611	17,706
Income taxes payable	285	67
Deferred revenue	36,199	42,029

Total current liabilities	74,386	92,591

Long-term debt, net of discount	249,069	291,906
Embedded derivatives	18,955	—
Deferred revenue and other liabilities	12,170	9,892

Total liabilities	354,580	394,389

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	101,101	93,612
Series B redeemable convertible preferred stock	54,423	—
Right to shares of Series B redeemable convertible preferred stock	5,518	—

Total redeemable convertible preferred stock	161,042	93,612

Stockholders’ deficit:
Ordinary Stock	16,712	16,712
Series B Ordinary Stock	8,998	—
Additional paid in capital	—	9,704
Accumulated deficit	(418,687)	(364,010)
Accumulated other comprehensive gain (loss)	1,209	(137)

Total stockholders’ deficit	(391,768)	(337,731)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$123,854	$150,270